Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

        First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

        THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF FIRST DATA CORPORATION HELD ON THURSDAY, MAY 8, 2003:

        David Banks: Good afternoon. Welcome, everyone. I appreciate your coming today. We all appreciate your coming today. I'm glad you were able to join us here in New York for the first-ever Payment Services Day.

  With me today are Charlie Fote, our Chairman and Chief Executive Officer, and Christina Gold, the President of Western Union. At lunch, I hope some of you had a chance to talk with some of the other members of our payment services management team, who are with us here, today. Christina will introduce them in a few moments, and they'll be available for some time following the presentation today, for some informal q-and-a.

  Today's call is being recorded. Our presentation is available on our website at www.FirstData.com. We do intend to discuss the Concord transaction during today's meeting and as a result, due to the Securities and Exchange Commission filing requirements, our replay will be available beginning at 8 AM Eastern Time tomorrow. The same day, we will file a transcript of this call with the SEC. All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording, replay or distribution of any transcription of this call is prohibited without the express written consent of First Data.

  I want to remind you that our comments today include forward-looking statements, and ask that you refer to the cautionary information in our 2002 10K filing. You'll find a complete copy at the back of today's presentation deck.

  This communication is not a solicitation of a proxy from any security-holder of First Data Corporation or Concord EFS. First Data and Concord will be filing with the SEC a joint proxy statement prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord with the subsidiary of First Data. We urge investors to read the joint proxy statement prospectus and any other relevant documents to be filed with the SEC. They will contain important information. Investors will be able to obtain the document free of charge at the SEC's website, www.SEC.gov.

  In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 South Quebec Street, Suite 340, Greenwood Village, [Colorado] 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133.

  First Data and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Data, in connection with the merger. Information about the directors and executive officers of First Data and their ownership of First Data Stock is set forth in the proxy statement for First Data's 2003 Annual Meeting of Stockholders.

  [applause]

        David Banks: Thank you. The lawyers made me do that. As you know, this is the third Investor Day we've arranged so far for this year to focus on our three primary business segments. On June 12th, we will hold our annual Investor Day, to focus primarily on our international businesses. On that day, at London's Landmark Hotel, we'll also give you a general business update.

  Before I turn it over to Charlie, I want to emphasize that since this is the final of the three individual Investor Days, we thought we'd treat this as a showcase event, for those of you who have been able to join us in person here at the Waldorf. You'll find some giveaway items at your seats and we've also set up some Western Union visits to agents immediately following today's presentation. And I want to thank Lori Wahlmeier, Gary Kohn, and Wendy Carver Herbert for helping put that together.

  For those of you who did register for that, you should have a little white card, here. And please go to the Park Avenue exit immediately or as close to following this as you can and that will expedite that process. One of the locations you'll go to is our newly remodeled flagship store, at 1440 Broadway and that location is our only Western Union-owned store. It has all of the latest state-of-the-art technologies that you'll hear us talk about today, and it serves as a showcase location for us. So, I hope you'll find those informative.

  You'll hear formal presentations from Charlie and Christina. We've reserved plenty of time for your q-and-a, following the presentation. During the q-and-a, please introduce yourself. For those of you on the phone, please press *1 to ask a question. For those of you here in the room, please wait for a microphone before asking those questions. There may be a few moments of silence while we're getting the microphones to people here in the room.

  We plan to conclude today about 2 PM Eastern Time and with that, I'll turn it over to Charlie.

        Charles Fote: Thanks, David. I do want to thank you for the great job you did this year on these three Investor Days. Congratulations to you and your team.

  Thanks for joining us today. As David said, we'll spend about 90 minutes with you, today. We'll give you an update on our key strategies and opportunities related to Payment Services—particularly the Western Union business, and I will touch on some other activities and announcements as you've heard recently that's going on, directly related to Concord—and maybe directly related to First Data.

  The strength of our enterprise and our current revenues, our long-term growth opportunities and our people form the foundation of the integrated payment systems segment. First, we have an established, proven track record in the business. It has a highly visible, recurring growing revenue stream. Western Union is a 150-year old company. We have a long runway for growth, as we've talked in the past. We're in high-growth markets. The size of the remittance categories, Christina will share with you and our diversified portfolio of product offerings contribute to the growth. We also have unmatched scale and diversity in our distribution system, and we have a world-class brand for sure.

  Payment Services—our sales, marketing and distribution powerhouse, as you know and it will focus on a number of key areas in 2003. In the business, we will build and maintain our market position through a strong sales and customer efforts that helps us meet a variety of consumer and business needs. We have more than 159,000 money transfer locations around the world and as you know, they're disbursed geographically around in 195 countries [and territories]. There are 175 million immigrants that live outside the countries in which they were born.

  The Western Union brand is more than 150 years old. It's one of the oldest, most-recognized brands and trusted names in the world. Christina will get into the aided and unaided numbers in a little while.

  And we continue our innovation efforts to ensure we're able to meet our customers' evolving needs. We will discuss this during today's presentation, as we outline our initiatives within the consumer-to-consumer, the consumer-to-business and the prepaid market segments that we serve.

  As you already know, Payment Services is First Data's largest business. It makes up about 40% of First Data's revenue, and about 50% of our overall operating profits. In 2002, the payment segment continued to deliver excellent revenue growth. Of the $3.2 billion in revenues, about 80% of that came from Western Union. The remaining 20% came primarily from official check, money order, stored-value—including our ValueLink product.

  Evidence of our track record of execution is our 18% compounded-annual growth rate since 1999. In addition, Payment Services delivered 19% revenue growth in the first quarter of 2003. As we've said in the past, the Western Union money transfer portion of Payments is the primary driver behind the business growth. It is this 80% that we continue to focus on for today's presentation and for the long-term.

  For the first time, Payment Services' operating profit exceeded $1 billion in 2002. Payment Services continued to execute and deliver results demonstrating our record of flawless execution. From 1999 to 2002, this segment has grown profits at a compounded annual rate of 19%. As you know, they were up 22% in the first quarter of this year.

  Payment Services margins have also remained very strong for the past several years. In fact, margins have increased by some 130 basis points, since 1999. These margins result from our ability to leverage the scale of the global enterprise and execute on expense management every day, while making the right investments to grow the business on a go-forward basis.

  Margins have held at this 30% level for the last 6 years, and Payment Services delivered 33% margins in the first quarter of the year. This slide sums up all of the latest first-quarter 2003 growth rates, and the key indicators as it's related to the business.

  As we said in January, we are focused on four key strategies in 2003. One is expanding our global distribution. Two, divers[ify]ing our distribution channels and our product offerings. Three, building a powerful global brand. And finally, cross-selling First Data services to new and existing customers, at both the agent and consumer levels.

  As we've done earlier in these Investor Days, let me give you a few selective updates on how First Data is doing as a company, through April. In April, our Merchant Services transaction growth rate was very close to 25%. So, that's higher than we anticipated, and maybe that's because of the post-war activity. For sure, we feel comfortable with the second quarter, from a transaction growth standpoint, looking like the first quarter. Western Union consumer-to-consumer transaction growth rate was about 20%. It's about 20% so far in the quarter. So, both measures remain consistent with the first quarter results.

  Finally, before I turn it over to Christina, I'd like to spend just a moment giving you a quick update on the Concord merger and the progress we're making. We made our Hart-Scott filing on April 10th. It's been assigned to the Justice Department, who is currently reviewing the filing. That initial filing expires, because of the weekend, on Monday, May 12th. Based on the discussions we've been having with the DoJ, we will withdraw that filing and re-file to give the DoJ an additional 30-day review.

  Our approach to this regulatory approval is the same as we've used in most past acquisitions—to engage directly with the regulators, and to address their questions head-on. We believe that approval process will be equally effective in this acquisition. We will keep you posted, as facts change, through the media.

  At a minimum, we think the recent settlement of the bankcard lawsuits creates opportunity and choice in the marketplace. That's good for consumers and merchants alike. For sure in the long-run, it will create economic efficiencies for First Data and its customers and it will lead to more transactions by stimulating the development of PIN-pads at the point-of-sale, for very large and very small retailers alike. As we've told you many times in the past, more transaction activity, regardless of the brand, ultimately benefits First Data, First Data's customers and First Data's shareholders. So we'll see what the government says, but we're very optimistic on where we are in the process.

  You should see our joint S-4 proxy filing in just a couple of [few] days and once we make that filing, we'll continue our long-standing stock buyback program, which we have replenished frequently over the last few years. Once the SEC deems that the proxy is effective, and the deal gets regulatory approval, we'll ask both sets of shareholders to vote on the transaction. We're still very optimistic of closing by the end of the third quarter, or very, very early in the fourth quarter.

  Finally, I should mention that we have assigned Scott Betts, Executive Vice President of First Data, to head up our merger transition team. Scott has a broad and deep organization that is well-suited to handling the day-to-day responsibilities involved in the merchant business, as well as in handling the integration steps needed to complete this deal. Let me just be clear. We're extremely excited about the deal. This is a great next-stepping stone in the life cycle of First Data. It's the right strategic move to make for our company, and we think it rivals the importance of a deal like the Western Union transaction we did in 1995. I'm sure you'll have some questions later about the transaction, so we'll try to answer as many as we can in the time we have.

  Now, let's move on to Payments. Some of you already have met Christina. She joined Western Union in May of 2002, after previously holding key leadership positions with Avon and Excel Communications.

  Christina has an excellent understanding of consumer products, and has extensive sales-and-marketing experience. In fact, at Avon, Christina led a worldwide sales force and marketing effort, including the management of 600,000 sales people. She's been involved in new product development and distribution throughout her career. So with that, I'd like to have Christina join us.

        Christina Gold: Thank you, Charlie. It is good to be here with you all this afternoon. And welcome. My focus today is to show you why our Payment Services business wins in the marketplace with both our agents and consumers, and that we are positioned to continue winning. We know that First Data's stock price is closely linked to the Western Union business. I am confident that First Data is your best investment decision in this competitive space.

  Before I begin, I would like to introduce to you the Payment Services management team, who have joined us today. I will ask them to stand as I introduce each of them. Bill Thomas heads Western Union International as President. Bill and his team continue to build the global business by leading and managing businesses in more than 195 countries and territories. Since joining Western Union in 2000, Bill has helped lead the international business to deliver significant growth. Bill joined Western Union from Bristol-Myers Squibb's Nutritional Division, where he spent 13 years. He also worked for Proctor & Gamble in a number of key positions, worldwide.

  Mike Yerington heads Western Union North America as President. Mike leads his team as they grow the domestic business, by focusing on consumer-to-consumer, consumer-to-business and prepaid market segments such as ValueLink. Mike has been with Western Union for more than 33 years.

  Adam Coyle is President of Integrated Payment Systems, which provides a variety of financial services for a number of leading companies. Adam has been with First Data for nearly seven years. Unfortunately, he was unable to join us, today.

  Michael Hagerty is our Chief Marketing Officer for Western Union. Michael and his marketing staff are responsible for tracking the message and vision for the Western Union brand. Michael has strong marketing and branding experience—including senior-level marketing roles at Avon and Sara Lee.

  Scott Scheirman is the Chief Financial Officer for Payment Services. Scott leads the global financial planning, analysis and accounting functions for the payment segment. Scott has been with First Data for ten years.

  In addition to Bill, two other executives are with us, today, who help support our Western Union international business. Hikmet Ersek leads up our Europe, Middle East and Africa region, based in Vienna. His team is responsible for developing and managing 51,000 locations in 118 countries. Hikmet has been with Western Union for 3 and a half years. Prior to that, he held various positions with GE in Europe. Tom McDermott heads up our North American outbound and our Latin American businesses, including Mexico and is responsible for developing and managing about 18,000 locations in 45 countries. Tom joined Western Union in August, 2001.

  So welcome, everyone. As Charlie mentioned, Western Union money transfer revenue represents about 80% of Payment Services revenue. The remaining 20% is comprised primarily of official check, money order and our stored-value services. Let us take a closer look at the Western Union money transfer revenue that includes both consumer-to-consumer money transfers and consumer-to-business bill payments.

  Our business currently emphasizes traditional C2C money transfer, both domestically and internationally. Our C2C money transfer business accounts for about 80% of our money transfer revenues. While this has been the primary revenue source for Western Union up "til now, our commercial business areas are now becoming a bigger part of the revenue stream. And there's a significant market opportunity to grow this commercial business around the world.

  Broadening our service offerings through the Paymap and E Commerce Group acquisitions we made in the second quarter last year enables Western Union to meet a broader, more convenient set of electronic transaction needs for our consumers and commercial clients. The products we added to our Western Union branded offerings through the Paymap and EC[G] acquisitions have helped fill [out] our overall C2B product portfolio. As we've said previously, Paymap and ECG together generated about $75-80 million annually, at the time of acquisition.

  With this quick review of Payment Services revenue and its components, I want to take a closer look at why First Data and Western Union will win in the marketplace. First, we are well-positioned in a huge market, and there's still an enormous opportunity to grow the business through our existing base and to expand our share. The size of the global-remittance market, coupled with the number of immigrants world-wide, provides Western Union with continuing opportunity for growth. We will drive that share growth as we expand and diversify our distributions. The breadth and scope of our evolving distribution channels worldwide enables us to reach our consumers, and attract new users, to our franchise.

  The foundation of our business is the Western Union brand. We continue to build the brand and enhance the consumer experience. As our business continues to become more global, the key thing that links our consumers, agents and partners together is the consistency of our brand. Evidence of this comes in a number of ways, ranging from [the] reliability and the trusted Western Union brand name, to the regular, consistent level of service and consumer satisfaction that exists from Shanghai to Cedar Rapids.

  Finally, we continue to leverage our distribution channels, and diversify our product offerings. While our business today is primarily focused on consumer-to-consumer transactions, we have a growing and attractive business in both the consumer-to-business and prepaid areas. By leveraging our network globally and expanding our product offerings, we ensure Western Union is able to grow and meet a greater variety of consumer and business needs.

  I'd like to begin with our position in a huge market. Many of you saw this slide in the January 23rd presentation. We have since updated the figures, based on more recent information from the International Monetary Fund. Based on the 2002 IMF report, the size of the world-wide remittance market is now estimated at $138 billion. The remittance market around the world is clearly growing, and we are gaining share. In fact, in 2002, the total face value of our international money transfer transactions was up 32% from 2001.

  Western Union has a 12% share of the transactions that comprised that $138 billion market. This is further evidence of the huge market opportunity we continue to focus on. In many countries—such as China, India and Russia—we have only just begun to tap the remittance market.

  To help further illustrate the huge market for our business, let us take a look at the growth in international transactions. From 2000 to 2002, international transactions grew at a 37% compound annual growth rate.

  Our opportunity is largely defined by global migration. According to the United Nations, there were 175 million people who have migrated from their home country and are now settled in a new country. You can see the Americas have 47 million immigrants. Europe, the Middle East, South Asia and Africa have 92 million. Asia and Asia Pacific have 36 million immigrants. The breadth and diversity of these migration trends is mirrored in the geographic reach of our agent locations and our targeted marketing and promotions.

  Our business is well-positioned to capitalize on the growing need for our services, worldwide. Recently, the Wall Street Journal reported that the number of immigrants living in the United States continues to rise—near the peak immigration levels during the 1990s—the decade of the highest immigration in the previous century. During the 90s, the immigrant population added 11.3 million members—growing by some 50%. And during this period from 1990 to 2000, the immigrant share of the U.S. total population jumped from 7.9% to 11.1%. And the trend continued during the first two years of this decade. According to the Census Bureau, there were 32.5 million foreign-born people living in the U.S. in March 2002; up 8% in the 2-year period that included the 9/11 aftermath and a severe economic slump.

  So people continue to migrate—to seek a better life for themselves and in the process, many continue to send money back home to their families. Economic and political unrest will continue to drive this. The Latin American and Caribbean corridors continue to grow. According to a recent

  Wall Street Journal article, this market grew to $32 billion last year. Based on the information from the Inter-American Development Bank, the Latin American and Caribbean corridor remittance markets have grown at a CAGR of 18% since 2000.

  Mexico alone has a market size estimated at $10 billion. Remittance in Mexico during 2001 was equal to two-thirds of Mexico's revenue from oil exports and represented about 1.5% of that country's GDP. So a very important market. And though it was far less important to us as a standalone market today—making up about 2% of our total First Data revenues, we are clearly gaining share as evidenced by our 30% plus transaction growth in the fourth quarter of 2002 and first quarter of 2003.

  The European Union also represents a huge market opportunity for us, as immigration continues to increase in these countries, largely from non-EU nationals. We continue to grow our locations in order to make it more convenient to send money home to loved ones.

  The economic situation will continue to have an effect in these countries—especially as immigration stays strong across a number of different corridors, and the population continues to age. Economic needs versus political desires will continue to drive migration.

  While we understand our huge market opportunity, specifically overseas, we also acknowledge our competitors; both direct and indirect. That includes traditional money transfer companies, niche- players, and newer entrants such as banks and ATM providers. Western Union offers customers a variety of service options, ranging from about 159,000 storefronts to ATMs to telephone and online services. We continue to innovate and expand globally, focusing on our customers.

  Due to our global scale and knowledge, we also enjoy a competitive advantage in the important compliance area. In this post-September 11th world, we have strengthened our oversight and compliance efforts, through a combination of systems, agent training and additional staffing in key areas. Of all the players in this market, we are better positioned to handle these compliance requirements due to our size and scale. It is a matter we take very seriously.

  We know that regulators, customers, our agent partners and our investors expect nothing less than to see us operate business with the highest level of integrity. We intend to comply with the letter and spirit of the laws and regulations that govern us, because we too will settle for nothing less than full compliance.

  Expanding and diversifying distribution is a key area of focus. Our goal is to make our services available to our consumers when, where and how they want. To make it easy and convenient for them to do business with us. First, let's recap where we ended the first quarter. Nearly 70% of our agent location base is outside the United States, with more than 17,000 locations in China and India combined, and 20,000 locations in 34 Eastern European and former Soviet States.

  We have more than 20,000 locations signed and in backlog that will be activated over the next 12 months. And we achieved year-over-year location growth of 28% for the first quarter. The business is on-track to deliver 180,000 locations by year-end.

  In addition, this is an extremely secure network, with agents whose contracts are very long-term in nature, and whose renewal rates are extremely high.

  Western Union is everywhere. This graphic illustrates the distribution prominence of just one of our strongest U.S. outbound regions in Houston, Texas. The yellow dots represent Western Union locations. The turquoise dots represent our Orlandi-Valuti locations. Though we don't show the locations where our competitors are located, trust me when I tell you that if we had, you might not have noticed. As we have said in the past, our distribution network is second to none. If you overlaid our U.S. agent base against the overall U.S. population and extrapolated that against the world population, we estimate that the global market could sustain at least 300,000-500,000 locations.

  To help illustrate the strength, breadth and scope of our worldwide agent network, let me take you on a brief tour of the world and share with you some recent signings. First, let us take a look at the Americas. In the United States, we signed Circle K—one of the largest convenience store operators. They are utilizing our new direct-connect technology, which allows the consumer via our customer service center, to speak to someone in their own language.

  We renewed our agreement with Kroger—one of our largest U.S.-based agents. Delhaize America which operates stores under the Food Lion, Hannford and Kash n' Karry banners, renewed its agreement with Western Union. And in Argentina, our recent Wal-Mart signing strengthens our network in that important South American country.

  In Europe, we signed American Express. With this signing, Western Union now has its first location in Norway. Also in Europe, we signed a joint venture with LaPoste. And recently, we announced the signing of the Hungarian Post. In Eastern Europe, we signed Millennium Bank in Poland, and the PrivatBank in the Ukraine. We also signed with Ziraat Bank—Turkey's largest financial institution.

  In the Middle East and Africa, we signed the Emirates Post, BNP Paribas, Standard Chartered Bank and Credit Lyonnais. In 15 African countries, Standard Chartered Bank and Credit Lyonnais will add about 300 locations to the network.

  In our Asia-Pacific region, we have had many key signings that will add more than 7,800 locations. We signed the Pakistan Post Office and the Bank Rakyat in Indonesia. We signed the Australia Post and rolled out 3,000 locations during the first quarter. The Australian market continues to grow both transactions and revenues at better than 50%. These agent signings represent a good cross-section of our international and North American agent networks.

  Our strongest and longest-term opportunities continue to be in the emerging, developing regions of the world. Let me give you some examples. The first is the Philippines where we have had an agent base for more than 10 years. The Philippines was the first country in the Asia-Pacific market where we offered Western Union service. With the highest number of transactions and revenues of any country in the Asia-Pacific region, the Philippines grew transactions at better than 50% in the first quarter. More than 7 million Filipinos live outside the country, and they send at least two-thirds of their hard-earned money back home. Our Philippine network offers the most diverse class-of-trade location of any network in the Western Union family.

  Another example is China—with an annual remittance market estimated at $11 billion, and a population of 1.3 billion and growing. We ended 2002 with more than 5,000 locations in China. We will continue to sign ethnic locations in key sending countries such as the United States and Europe, in order to drive transaction growth. As I mentioned earlier, we will execute on our branding strategy in order to raise brand awareness in key receiving provinces.

  Another example is India where our market opportunity and strategy is similar to that of China. We have signed several new, significant agents in this country, this year—including the Ahara Bank and the Vysnya Bank. We ended 2002 with more than 10,000 locations in India and are now focused on making sure that the agents we have in place are becoming productive. In all three cases, and many similar cases around the world, we are working very closely with our agents and partners to develop the right sending-agent mix to support our 15,000 country-corridor pairs.

  The chart on the left divides our international network into three major categories. Banks constitute 43% of the network. This includes the likes of Banco de Brasil and Kookmin Bank. Post offices represent about 33% of the network. In addition to the postal authorities mentioned earlier, we have agreements in place with the German Postbank, China Post, India Post, LaPoste and many others. The balance of the network consists of a combination of entities—many of which are smaller, entrepreneurial agents.

  The chart on the right highlights the three major categories in our North American network. About 47% of the network includes supermarkets and convenience stores. Examples include Kroger, Publix, Rite-Aid, A&P and Winn-Dixie. Our agent locations now include 7 of the top 10 retail supermarkets, and a significant number of convenience stores.

  Check cashers make up about 14% of the network. Included here are National Money Mart, Pay-O-Matic and Popular Cash Express. These tend to be located in inner-city locations that have particular appeal to immigrants. The other 39% include banks, primarily locations in Mexico supporting our Mexico money transfer business, Mail Boxes Et Cetera, and other entrepreneurs.

  Internationally, our bank and post office networks give us a great footprint, providing 76% of the agent base. Our entrepreneurial base locations constitute 24% of the network, and they deliver 36% of the transactions.

  As we've discussed before, our international agent base consists of a vast super-agent network. Our 400 super-agents help us build a local presence. In the United States, supermarkets, convenience stores and check cashers handle about 80% of the transaction volume, even though they make up only 61% of the locations.

  Like our entrepreneurial agents outside the U.S., our North American check cashers handle a disproportionate share of transactions. One of the things we are focused on in the U.S. is building our ethnic send locations. These check cashers are a prime example of developing agents in a specific class of trade to reach ethnic consumers.

  And we have been focused on building these ethnic corridors, particularly to markets such as China, India, the Ukraine and Brazil.

  We build these corridors in a variety of ways, to meet consumer needs. In addition to the traditional Point A to Point B money transfers conducted at agent locations, Western Union offers consumers a wide variety of options to move money—including online, through WesternUnion.com, by phone using a credit card via our customer service center, and through our direct-connect service, which I mentioned earlier, and which is displayed here for you, today.

  We have some 5,000 direct-connect locations. Consumers really like this option, as it allows them to communicate with someone in their own language and makes for a paperless, formless transaction. Though it is only still an emerging part of our business, in 2002, our WesternUnion.com transactions were up 97%. That service is still available only in the U.S. and Canada. Our research indicates that most of these transactions were completed by consumers who were new to Western Union. Therefore, we see a lot of upside as we expand around the globe.

  Going forward, we see our consumer convenience offer evolving with more consumer choice and accessibility available through our direct-to-bank service. This service, which we tested in Poland, allows a customer to send a transfer from a Western Union agent location to a receiver's bank account. In the third quarter, we will also begin testing this direct-to-bank service with selected U.S. agents who handle primarily U.S.-outbound transactions. In addition, we are testing payouts through an ATM, at-home delivery or via a card.

  Western Union is working to provide our consumers with more convenient alternatives to move money their way, anywhere, any time, 24 hours a day, 7 days a week. When you put it all together,

  Western Union continues to sign new agents, retain existing agent relationships, and further develop new convenient means for our consumers to perform transactions anywhere, at any time, and via virtually any method.

  We are well on our way to adding 30,000 new locations in 2003, and will have a global network of more than 180,000 locations by year-end. The breadth and scale of our global agent network enables us to seamlessly conduct and deliver transactions for our consumers around the globe. And we can get money to more than 195 countries and territories within 10 minutes. No one else can match the speed, scale and scope—a true, competitive advantage.

  Now, let me turn the discussion for a moment to our brand. In addition to our vast and varied distribution advantage, the power of our brand is what drives the Western Union engine. As part of our brand development strategy, we're developing advertising centered on the concept of empowerment and personal connections. We have tested this positioning with great success in about a dozen markets around the world. What we'd like to do now is show you two clips of recent commercials that we're running in the U.S.—one in English and one in Spanish. This is part of our new campaign and the North American spots will be investing about $40 million on this spot. So if I could run the clips, please.

  [Clips run]

  We are fortunate to manage Western Union's 150-year old brand that enjoys a level of visibility, awareness and credibility with our consumers world-wide. Our brand is known for trust, speed, reliability and safety. Now we have added this new dimension of connections. Our new vision—to be the recognized leader in empowering people to make cash connections, worldwide—allows us to put an added focus around the customer.

  Rather than merely being a conduit for the movement of money, we are becoming a trusted partner in empowering the financial future of our customers. We developed our new tagline, "Uniting people with possibilities," with the understanding that people have the desire to be connected. We provide them with the endless opportunity to move the money that helps them stay connected. We need to remember that these remittances often provide the glue that helps hold families together over long distances.

  To begin our brand review, let's take a look at Western Union's investment in the brand. Over the past three years, we have increased our advertising and marketing spending at an 18% compound annual growth rate. In 2002, we spent about $300 million building the brand. This $300 million includes about $40 million spent by our agents through our cooperative marketing program. This is an example of how powerful the Western Union brand is, and the value it has delivered over time.

  This agent is a large, New York-based check casher who signed with Western Union after offering a competitor's service for many years. After signing with us, we added signage and merchandising inside and outside of this agent's 100 locations. During the first year under the Western Union brand name, average monthly transactions per location increased by more than 50%, and grew at an annual CAGR of 33% over a 5-year period.

  As we have discussed for some time now, Mexico is a real turnaround story for us. Our transaction growth rates were north of 30% during the first quarter. And the unique marketing programs we have put in place there over the last 12-18 months are helping us win in this marketplace. One of these marketing programs is our next-day service option, which offers an attractive alternative to this market. Remittances are clearly important to the Mexican economy, as they are in many economies of countries around the world.

  I recently returned from a trip to Mexico City, where I met with a number of governmental officials, including the Minister of Finance, officials from the Central Bank of Mexico, and the

  U.S. Ambassador to Mexico. During those meetings, we explored many options for working together in the future—including exploration of new possible products, services and offerings.

  Here are a few examples of the merchandising we have around the world. For those of you going on tours today, you will get a first-hand glimpse of our only Western Union-owned store at 1440 Broadway, which has been newly remodeled.

  Examples of Western Union events and local marketing include road shows in Africa. Here, we do readings and plays to promote understanding of our services. We do hundreds of these types of promotions every year that draw literally thousands of customers and potential customers.

  Last year, we held a very successful Pan-Hispanic Mother's Day promotion in several markets that impact our Latin American corridors. Mother's Day is a very important promotional holiday for Western Union's Hispanic market. This year, we will expand on that effort. Our results in Mexico over the last 9-12 months are indications that this type of promotional activity is working.

  Certainly, part of building the brand is focusing on customers, their buying habits and remittance behavior. Over time, we have developed a U.S. database that now includes information on more than 70 million customers. It allows us to do more effective cross-selling and targeted marketing. It also helps us build linkages to our customers that we have not had in the past. We are expanding that database to 12 countries around the world.

  The information we are able to extract from the database has enhanced our knowledge to develop loyalty programs—allowing customers to gain the benefits of service fee reductions, special merchandising offers, and gift card awards. Not only does it provide benefits to customers, but also reduces the transaction time by 75%.

  We focused initially on a premium gold card offering. And we are now expanding this to a broader base of silver card users. And leveraging our cross-enterprise expertise—our partners in the outsourcing business in Omaha make the plastic for us. Once we complete the Concord deal, our future offerings on this card could include the STAR logo.

  Our media advertising, coupled with our marketing efforts, have resulted in a high level of consumer awareness. The two graphs here highlight Western Union's awareness levels in the United States, and [in] some key markets around the world. In the United States, we measure both aided and unaided awareness. Aided awareness involves the direct question, "Have you heard of Western Union?" While unaided asks, "Can you name a money transfer service provider?" Unaided awareness is [at] the 50% level—where it has been for many years. For comparative purposes, unaided awareness at Hershey [Bar] is 42%, and American Express Cards is 47%.

  Our aided awareness is in the high 90th percentile. And by global standards, our brand awareness and visibility stacks up well against virtually any other brand. International-aided brand awareness has increased in countries where we have made investments in the black and yellow part of the landscape, such as Mexico, Latin America, Italy and Russia. We expect our brand awareness to increase in emerging markets such as China—as we ramp up our locations and execute on our branding strategy. We build our brand equity through continued investment. With more than 130 years in the money transfer business, our customers know our brand for the trust, speed, convenience, reliability and value it brings to them during each transaction.

  The fourth way we're winning is through leveraging channels and diversifying our product offerings. These offerings are broken down into three categories—consumer money transfer, bill payments, and prepaid services. We continue to add services under these umbrellas in order to ensure that consumers can move their money their way, therefore expanding choice and control over the transaction.

  In 1996, our product portfolio consisted of consumer-to-consumer and consumer-to-business services. At that time, our C2C offerings represented about 84% of total Western Union money transfer revenues. Our bill-payment offerings have become a bigger proportion of our overall revenue stream. And our recent entry into the prepaid market space, with our stored-value offerings, ValueLink and SwiftPay now represent a growing portion of our revenues and tremendous growth potential.

  Our consumer-to-consumer money transfer transactions have grown at a 23% compounded-annual growth rate, from 2000 to 2002. International transactions represent our biggest opportunity. During the first quarter, international transaction growth was a strong 28%. We have a positive transaction growth in 49 of our top 50 countries—representing more than 80% of total international transactions. Our international business remains strong—generating more than $250 million in incremental revenue in 2002—a 24% increase over 2001.

  Our C2C business continues to evolve through international expansion, where our most significant opportunities lie in emerging and underserved markets. We continue to leverage our brand through loyalty programs and expanded service options—aimed at convenience and increased value for our consumers. We constantly look for ways to better understand our customers' needs. Our recent introduction of U.S. dollar payouts in Nigeria is a prime example. We will change our tactics as market conditions dictate.

  The traditional consumer-to-business product offerings, Quick Collect and alternative payments, center on urgent collections and remittances. The main focus of Quick Collect has been on the collections of urgent bill payments. While our traditional products have been mainly collections-driven, we have added new services that branch out into the recurring bill payment segment. Our Paymap acquisition adds the "just-in-time" and Equity Accelerator options to mortgage payments. E Commerce Group, or Speed Pay, enables customers to make both one-time and recurring check, credit card, ATM debit card and ACH payments.

  We continue to leverage our transaction types to enter new industries, and to enable our consumers to make any payment for any purchase. These Paymap and E Commerce products are now well-embedded into our core Western Union product lines, and I would remind you that last month, we lapped the Paymap acquisition, and we will lap the E Commerce Group acquisition in late June.

  The bill payment market, while evolving, continues to offer us a great opportunity. It has expanded from a $135 million business in 1996 to a $500 million business last year. We hope to keep making strategic acquisitions that will further-bolster our presence in that space. Our Western Union branded C2[B] products are growing at faster rates than our non-branded services—providing further proof that the brand is a powerful tool.

  Let me shift, finally, to our stored-value opportunity, which is huge. Current estimates place a prepaid wireless market opportunity at $125 billion. Bain & Company estimated that 2002 gift card sales in the U.S. alone were $38 billion. And for us, the opportunity to cross-sell with our merchant business is dramatic.

  Today, our ValueLink gift cards are at about 70,000 locations. We will leverage the distribution of ValueLink through our 3 million merchant locations going forward. We're also expanding this product around the world—and have initially established a foothold with Starbucks in Japan. And in the United Kingdom, we have relationships with Wal-Mart, Borders and Toys R Us. Right now, ValueLink drives most of our prepaid segment. Transaction growth there in the first quarter was 43%. We have two examples also of Western Union and FDC's cross-selling initiatives at work. One is Grace Kennedy—where we have bolstered our enterprise relationship recently by offering our TeleCheck product. And we are starting to explore other opportunities there with our gift card service offerings.

  During the first quarter, we acquired TeleCash, a German-based payment network operator. This merchant-based acquisition improves our presence at the point-of-sale with about 120,000 merchants who utilize about 166,000 point-of-sales terminals. This complements our merchant-acquiring partnership with the German Postbank. And many of you may recall that the German Postbank is one of our larger Western Union super agents in mainland Europe. So again, a cross-enterprise strategy at work.

  Many of our millions of merchants, like Wal-Mart and some customers in a number of key verticals like supermarkets, also offer tremendous cross-selling opportunities for ValueLink. This opportunity will be strengthened once we are also linked with Concord. After walking through our focus areas for Western Union, you can see we have aligned our strategy and priorities to continue to deliver strong, consistent growth. We have the resources and initiatives in place to make this happen in 2003.

  As I survey the business and talk with our agents, our consumers and employees, I am very excited about the outlook for this business. We have the brand leadership, product platform and strategy that will enable us to continue to develop new and innovative ways for our customers to perform transactions—whether they are consumer-to-consumer, consumer-to-business, or prepaid.

  I came here with a sales mindset, knowing I was entering a business with a tremendous brand name and unbelievable global reach. Frankly, it is everything I expected and more. And while it's a great business today, I think we can leverage our strengths to make it even stronger, tomorrow.

  The one thing I have really not touched on here is the power of the Western Union people, themselves. We are truly a global enterprise. Our employees speak 75 languages, from 70 nationalities. We are a team—we are a global team. And that is the power of the organization. And our team and [has been] always will be the team that can make things happen.

  Thank you very much. Charlie?

  [applause]

        C Fote: Sell, sell, sell. What a treat it is to work with Christina. As you can imagine, it's tough to get a word in edgewise, I'll tell you, when she gets on a roll. We are very fortunate to have her as part of the First Data team.

  So with that, David?

        D Banks: Okay, Charlie. Thanks. We'll open it up now for some q-and-a. Please introduce yourself prior to asking your questions. We'll take some questions from the audience, and then anyone who might want to queue in from the phone line. For those of you in the room, please wait for the mics before asking your question, so the people on the webcast and phone lines can hear your question.

  For those of you on the phone, please press *1 to ask a question. There may be a few moments of silence while we're getting the microphone to people here in the room, so please be patient.

        [q-and-a session]

        Greg Gieber: Greg Gieber from A. G. Edwards. Three questions. First, if you look at China and India and the ramp-up curve, how does that compare to the experience you had previously in countries like, say, Israel and the Philippines? Second, in those countries—India and China—is there a bunch of intra-country money transfers? Is it all international incoming? And third, to grow those countries, how important will it be to open new locations in the U.S., UK or other developed countries where they have ethnic populations? And how do you penetrate those ethnic populations within the developed countries?

        C Gold: Why don't I just take the start of it? Basically, when you look at the ramp-up in those markets, it's very similar to other international markets. It takes about three to five years in international to get the full ramp-up. That's what's happening in India and China. We are well on our way to achieving our goal of 25,000 combined locations by year-end. We're right on track with that.

  In terms of really getting the best of the business, what we're focusing on this year is targeting in both Europe and the United States for agents who are comparative to the sending. Really, ethnic agents who can handle the consumers who send money back to China and India. That's been a real point-of-focus of our U.S. team—to find the right locations for us.

        G Gieber: You need more locations in that area? Or do you have enough?

        C Gold: There's never enough.

        M: Mark [inaudible] from [Glenn Rock] Asset Management. It is a two-part question, and I'd like you to address it from both the international as well as the national perspective. First thing—what is the average amount of money transferred, per transaction? How has that changed in recent years? What's your outlook, both internationally and in the U.S.? Similarly, what are your revenues to FDC, per transaction, internationally and nationally? And how has that trended, and what is the outlook?

        C Gold: Our basic face of send is pretty consistent. It's been staying at a consistent level, over time. I don't think we give individual quarter amounts or dollars on that, but we're pretty happy with what we're seeing.

        C Fote: That's as deep as we get on the disclosure there.

        C Gold: Yes.

  [laughing]

        D Banks: Let's go over here to Dris.

        D Upitis: Okay, thanks. Dris Upitis at CSFB. Just a quick question on pricing, if you could give a little bit of an update, there. Last quarter we saw revenue growth in Payment running a couple points below the transaction growth level. Also, if you can touch on margins and just some of the other things that you can do to expand those. We're fairly flat in payment segment for a few years, and then we're up a little over 100 basis points last year. Thanks.

        C Fote: I'll take that. The margins were running...We had a great quarter—first quarter on margins. North of where they were the last three or four years. First quarter was strong. Those are kind of high forever. But we're very happy with those, obviously. Why don't you pick up the second part?

        C Gold: From a pricing, we're not seeing a large shift, there, but what we do have is a lot of information, in terms of what we need to do. We can price down to street corners. So there's really not a major shift, there at all.

        D Banks: I think we've got Pat Burton over here.

        Pat Burton: Pat Burton with Solomon Smith Barney. A three-part question on the relationship between First Data and Wal-Mart. Number one, any potential for other international agents with Wal-Mart? Number two, any feedback from Wal-Mart on your announced merger with Concord? And then lastly, from a competitive standpoint, Wal-Mart and MoneyGram in the United States, and what you're seeing there—maybe for Christina. Thanks.

        C Gold: I'll take the Western Union side; then I'll give it back to Charlie. Obviously, we welcome competition. But we do have a very interesting relationship with Wal-Mart, because they are an important client to us in the ValueLink business. We now have the signing in Argentina, which is very good for that part of the world.

  In terms of the North American market, we have 7 of the 10 top supermarkets. So we feel we're well-covered in the U.S. market. We recognize that we're competitors in that space, but we're comfortable with that.

        C Fote: Don't forget, we also do the Wal-Mart card processing through our relationship. We see Wal-Mart a lot, and we have a very strong relationship with Wal-Mart. Patrick? I missed the first part of your three-parter.

        P Burton: [inaudible] feedback from Wal-Mart on the Concord merger?

        C Fote: Yes. For sure, we've had feedback from Wal-Mart on the Concord merger. [laughing]. You know, I'd rather not comment on any one specific customer, but for sure in the point-of-sale world, the debit world, the credit world and the authentication world, Wal-Mart is a strong player in that space. We'll continue to do business with them as I see it for a very long time.

        D Banks: Go to Brian Keane here.

        Brian Keane: Yes. Hi; Brian Keane with Prudential Securities. Two questions: First—maybe for Christina. You hear that, "leveraging the STAR brand with Western Union..." Can you give us some color on what you mean? What are some of the possibilities with STAR? Then second, for Charlie. I think it was about $230 million in cost savings for the deal that was thrown out there. On the back of the envelope calculation, it looks a little bit low. But can you help us understand where the specific cost savings were—in which particular areas?

        C Gold: I think I'll leave the STAR brand to Charlie.

        C Fote: We've had debit brands on the cards for some time. On our cash cards. We've also had bank card brands. We've been experimenting with consumer use—depending on the demographics of the consumer base. In the non-branded cards, other than ValueLink—the Western Union-branded cards were for debit activity. We've put even the Western Union bank card brands together. So, for sure, we've been using third-party logos to drive transactions. Obviously, it's a little easier to move brands on and off cards—or it will be easier once we have the STAR brand. So we'll go forward as we see fit, once the deal is done.

        Brian Keane: The second part on the pieces of the $230 million cost-savings?

        C Fote: Yes. Brian, I don't want to get too deep. It's $230 million. Remember that we said revenue synergies were going to come off of about $50 million. So if you take a 20% margin, that's $10 million. Let's just put that to the side, out of the blocks. About [$]230 [million] will come out of people and facilities. Both sides of the organization will be affected.

  Let me tell you what I mean by that. From a management standpoint, I think we have to lead this combined entity with the right balance sheet. I don't want to be held hostage to a balance sheet forever. For sure, I don't want someone to have us by the throat as it relates to the balance sheet in the short-term.

  So let me give you an example of the type of expense reductions. If there is a data center that is in the debit world or even the credit card world. There's a data center that we own, and there's a data center that Concord owns, and from a service standpoint and from a communications standpoint and from a customer's standpoint and from a quality standpoint, day-in-and-day-out, the economics are different. If the Concord center operates better than our center, then we will close the center that's the most expensive to run, day-in-and-day-out. If that means it's an expense charge to the financials of First Data, rather than a goodwill balance sheet increase because we can do that if it's a Concord data center, we will do what's right for the business and shut the First Data Center.

  On an ongoing basis, we'll communicate the cash impact for sure of the change. Obviously, doing the right thing is better for cash earnings than doing the wrong thing. Even though the P&L could take a hit in the short-term. So for sure we're going to do what's right for the business. Two years from now, I don't want to be making business decisions based on a balance sheet that we created today that wasn't the smart thing to do.

  So where we have visibility and can see the right thing to do, that's how we'll approach the $230 million. You said, "Is $230 million enough?" It's a very good start.

        D Banks: Jim

        Jim Kissane: Jim Kissane from Bear Stearns. Charlie, can you give us a sense of what the Holy Grail is in the Concord transaction? Is it the alternative network strategy? Maybe relegating that to MasterCard/VISA on the back of the card at some point over the next five years? A lot of people are saying you're getting a $20 billion company for $7 billion; if you can achieve that.

        C Fote: Listen. Let me give you some ingredients to why we did the deal. The first thing is we have 3 million merchants. They have 120 million cardholders. It'd sure be nice to have the cardholders being branded at all those merchants, as fast as we can get that done. They have [400,000 merchant locations and] 1,200,000 [ATM and point of sale locations]. It'd sure be nice to have all cards, all payment types that are out there—every issued card accepted at their merchants—as well as at our merchants. You know, we've been on that campaign for several years. That in itself is worth some value. I don't know if it's 7, Jim, or if it's 20. But for sure, it's worth a lot of money, now.

  If you go a little further and you say all transactions are going to be authenticated at the point-of-sale with some type of ID, then you're finally starting to figure out what I said, Jim, because I know I'm confusing, sometimes. Authentication at point-of-sale is an electronic signature. Every transaction, from your home PC, from credit cards, debit cards, maybe check—will have some type of authentication tied to it. Fingerprint, biometrics, or PIN-based. Some type of PIN-based electronic entry. That was significant in us looking to do this transaction.

  As you see, from a security standpoint, even on the internet, even touchtone telephone transactions—the security from authentication that only you know is coming to pass in most monetary transactions. It's also happening in non-monetary; just from a privacy standpoint, to protect privacy.

  So, I won't give you all the ingredients. The way we said "x" part of this asset base is worth $4 million and the next was worth $10 million—it's a lot to get [for] what we paid. But we think it certainly was a bargain, as we look at it long-term.

        J Kissane: I'd like to give one for Christina. Christina, can you talk about the commission structure in Western Union—what some of the trends are? If you could go out five or six years down the road, when you have all these agents now locked on [and] addicted to the brand—is there an opportunity to start reducing?

        C Gold: The commission structure varies a little bit between North America and International. Understand that the International agents handle the call centers, and the operating side of a lot of the business that we do. But we really have not seen any shift in terms of the percentages, and what we're doing in the commission structures. We're kind of holding on that, right now.

        D Banks: Adam?

        Adam Frisch: Thanks. Adam Frisch—UBS Warburg. Charlie, could you just walk us through your thinking about different scenarios regarding two different events? One—if you're going to need to divest certain assets or there's a strategy that you have where potentially merging with Concord you would not have to divest certain assets—specifically your interest in NYCE or Concord's merger-processing business? And I have a follow-up on STAR.

        C Fote: I'm not going to talk about what we'll divest. There are so many things that can happen, here. Let me just give you some real stats. If you look at the Nilson Report, or the recent Nilson Report, 70% of the online debit would come through First Data once this transaction is completed. If you really get deep on PIN-based authentication that I just talked about, and you look at on-us activity—let me just ramble here for a couple of minutes, and you'll see why there's so much to be done yet over the next short period of time; 30-45 days before I take a position on that question.

  First is this—regional networks on the merchant side service national cardholders, when you're talking about credit. So over time, what's happened is that you have large, national issuers issuing cards to small, regional networks around the United States. As you know, even under the size of First Data, like we've heard all the time on the FDC Net lawsuit and so on—max max. All our merchants and all our cardholders. That volume that would go from Bank A to Bank B within that large, global network is less than 40%. So you think about American Express, with its merchants and cardholders. I'm talking about all of our cardholders and all of our merchants for the national credit is less than 40%.

  If I then look at the debit network, you then you have regional and national. You match that up with First Data, and First Data kind of made their database national. On the merchant side, against a national issuing base. If I do that on the merchant side and the cardholder side as it relates to debit, think about where you use your checkbook and think about where you use your debit card. Remember that every checking account has a card. Every checking account has a card. I'm talking about consumer checking accounts.

  Eighty-five percent of the transactions are localized. Local merchants; local cardholders—85%. That means interchange logos are really important for 15% of the transactions. That doesn't mean the logo isn't important for some other transactions, but for the most part, it's important for 15% of the transactions. Because Bank A's merchant and Bank A's cardholder 85% of the time is localized. So think about it. Every bank that's in the commercial checking account business really is taking debit transactions like an international merchant in the card business.

  So it's very localized. It's 85%, and in some cases, by the way, it's north of 85%. So the real transaction activity that's effected by these logos—these debit logos and these network logos—is about 15%. Now, at First Data, our life for years has been to move transactions on railroad tracks. So we're brand-agnostic. We don't care if it's the STAR brand, the NYCE brand, the MasterCard, American Express and so on. We want the fee for processing the transaction.

  We'll also have some brands here for the 15% I talked about. But when you hear about 70% and then you hear 80%, it's 15% that's important in the interchange transactions. I'll just leave it there and I won't comment on what we need to divest and what we'll keep.

        A Frisch: Follow up on the STAR bank contracts, obviously the main subject today here in the industry. What has to happen in order for you to become I guess less bullish at this point given your comments today on acquiring STAR, particularly with regards to the outcome of their bank contracts. In other words, how many need to go to Interlink before there is either an adverse material change in Concord or something where First Data says—this network is not worth as much as we thought it was when we announced the deal; therefore, we're going to back away from it?

        C Fote: I won't comment on that. From an anti-trust standpoint, everything was put into a big saucepan. You stir it up and when you're all done, it's a $25 million breakup fee if something bad happens on the anti-trust. So absolutely, we want to close this transaction. It's $0.02 a share. The deal is a little more than that. From a financial standpoint, long-term, this transaction makes as much sense for First Data when you look out ahead, as the Western Union deal did back in 1995.

        A Frisch: Do you re-file the proxy?

        C Fote: Yes. I don't know the exact timing or the formality of pulling off the initial filing and then putting in the new filing, but that's all within the next 36 hours.

        A Frisch: Good. Great. I'll keep that in mind.

        G Gould: Question for Christina. You mentioned that the revenue per agent productivity takes about 3-5 years. Internationally, does the revenue per agent reach the same dollar amount as a mature U.S. agent at the end of that period?

        C Gold: It varies really by country and corridor. It's not really a common [amount] in every single country—but the profitability is very good for us. So we kind of do it differently, because of the send volumes and just the balancing of all of the different corridors in different countries. It's not equal-equal.

        G Gould: On an average basis, though? Would the international agents be similar in dollar productivity to the U.S.?

        C Gold: They look good.

        G Gould: Okay. Secondly, the potential market is 300,000-500,000 locations. You'll have 180,000 by the end of this year. How fast can you keep growing that in 2004 and 2005? Those are big numbers.

        C Gold: I think they're big numbers, but then you have to go back and look at the $138 billion opportunity. We have 12% share of the market, so that's really part of how we grow the business. We will be going after that very aggressively.

        G Gould: [Don't] advertising dollars have to go up to start accelerating the revenue per agent?

        C Gold: We look at all of that, in terms of how we balance the investment. What the return is, and what really...Advertising, per se, is not always the thing we do in a particular market. It could be promotions. It could be very different. So we really target it against a country and the need of that country.

  So we would invest, and we'll continue to invest, to grow.

        C Fote: Greg, you've heard this before. If you took a three-dimensional graph and put number of agents, the advertising spent on the transaction and the volume that comes out of a market—there's some art to it. But for the most part, it's a science. Then you'd have to have a dot two. So if there [are] three ingredients. You'd have three point dot two. Because there are some non-exactness, or inaccuracies in picking the day you start spending money in a market for advertising. It's not perfect, but the formula's pretty close to being repeatable, over time.

        D Banks: Dave?

        Dave: David Togut with Morgan Stanley. Question, Christina. What are the major countries you're not in, today, that you expect to enter in the next couple of years?

        C Gold: We're in 196. I think we're actually almost at 197, now. I'm not sure which ones are left. Obviously there are Iraq and Afghanistan, which we're looking at.

  [laughing]

        C Gold: But my geography fails me. I'd probably have to ask Bill. We look at all the markets we can. There are some we're not in, but Charlie, I don't know if you can tell me which ones.

        C Fote: Seriously, we are looking at those. We're looking to see if we can help out the Iraqis with money coming from the communities here. And also Afghanistan. But obviously, we're working with the right authorities to see if we can help out.

        C Gold: Right.

        C Fote: [inaudible]

        D Togut: Just a quick follow-up. Are you finding there's any difference, in terms of expanding into some of the newer countries—whether it would be signage or cap-ex in China or India, if that's pretty much the same standpoint per agent?

        C Gold: I think it follows a similar pattern. I think it's just a question of understanding the cultures of those countries, so we do it in a way that really is meshing with the culture and really fits into that community.

        D Banks: Bill, I think you had a question.

        [Bill Croft]: [Bill Croft] [inaudible]. What is your strategy to protect Western Union both from the penetration of banks into the un-banked, as middle class has grown in a lot of countries? Also, to protect against non-traditional competition—electronic and otherwise.

        C Gold: I think first of all, our brand is very powerful and is very much recognized by our customers. But I think we have a lot of different alternatives in the way that people can move money. We're continuing to test other options, which would be like direct-to-bank or other cash-to-card. But the other thing, as well, is we're really starting to understand more about our customer and about that database. And really look at how we understand their needs—then give the services that really match with those consumers. That's one of the things that we're really focusing on. So that that relationship becomes even tighter. With the loyalty programs and that—really looking at how do we really, really keep very tight relationships with our customers. But remember, we're only 12% of the market.

  So we really appreciate competitors. We're all in there moving our business forward.

        C Fote: Some comments on the banks. I know they're in the business. There's been some recent press on some of the pricing activity and the number of accounts they've opened, and so on, over time. If you mail cards to Mexico, 80% of them will be returned-to-sender. When people open money transfer operations in Mexico, you've got to go to Juarez and [see] where the mailboxes are to do any type of dual-card processing.

  Having said that, we're in the business. We've allowed that to happen with our super agents in Mexico, since we've been in the money-transfer business, going back to 1988. Banks have always been able to do bank transfers from a bank to our super agent in any type or form of payment, which includes cards and consumer-to-consumer transfers that are bank-to-bank. That product has existed for years. It's becoming branded by banks locally, in the U.S.—but 70% of our consumers have checking accounts, today, on the send side.

  If you line it all up and you say, "They have checking accounts—they must have ATM cards," it just fits that it should be an electronic transaction. It has not turned into electronic transactions. Having said that, we have ATM capabilities without a card. We have ATM capabilities with a card. You can put money in the network at an agent, take it out at an ATM, put it in at an ATM, take it out at a human agent. We're agnostic to the point of entry, how it's entered, and the point of exit and how it's taken out.

  Everything goes through a common database. And where it makes sense, even transactions from home go to that database. Now, 97% of our transactions in the U.S.—maybe north of 97% now—originate from workstations. Those workstations are in agent locations. So from a technology standpoint, it is very high-tech, as much high-tech as you need to get money into the system. If you think of it that way—high-tech going in or as high-tech as you need, and high-tech coming out—if you use Banamex branches as an example, or Electra store terminals down in Mexico as an example, they have access to the same database that all our consumers have access to from home. Even though sometimes those are abbreviated forms, for security reasons. Everything gets to the same database with the technology of the way you get in and the way you get out. Where you get it in and where you get it out is universal for the entire system.

        C Gold: One thing I would also add. With 159,000 locations, no one has that kind of penetration around the globe. As we continue to do that, that really gives us a true competitive advantage.

        D Banks: Let's go here to Allen.

        A Zwickler: [inaudible] Can you flesh out a little bit the stored-value opportunity and nature of the contracts [inaudible] and size [versus trends of the merchants]. [inaudible] transaction [inaudible]. How would [inaudible] per click versus [inaudible]

        C Fote: I won't give specifics for competitive reasons, but we charge all different rates, based on the size and amount of average transaction and so on. There is a lot of revenue variables on that, on the product. But the main revenue is making, creating the card, and on an average card, four transactions. It's about four transactions. Depending on the merchant. But if you left with that, that's about right.

  That's why the devil is in the detail. Some cards you'll buy and throw away. Some cards you don't. Some are recharged. Some of our ValueLink-type products—prepaid products—have 20% recharge on them. It's a 20% recharge activity that's on them. In the case of Starbucks, you buy the card for $20 and have four cups of coffee. Then you recharge it with another $20.

  [laughing]

        [inaudible]: Question. One looks at the stored-value card as a card. Whether it's a debit card or credit card or whatever, I'm just not clear what the opportunity is, long-term, in terms of tying yourself into a Starbucks at different stores. Or the MTA or whoever it may be. Just trying to flesh out what the opportunity may be.

        C Fote: You mean what's the stick rate once you're there? Is that where you're going? Let me tell you why it fits into what we do. Then you can take it down any road you want on what the stick should be and how much money is in the account. That also helps with the stick rate.

  Everything we do as a company at IPS is the big checking account in the sky if I may. People walk into an agent, and this is why the brand is so important. They'll put $300 on the counter and pay $22 for that—and they'll fill out some forms. Think about some of the locations depending on where you live and what the demographics are of that particular Western Union consumer or marketed area. You leave $322 on the counter and you know it's going to show up on the other side. Right?

  Think about that. How many retail locations can you walk in, put money on the counter, and you leave with a piece of paper that says, "Here's your security code?" You didn't leave with merchandise, you didn't leave with groceries—you left with this piece of paper. It's going to show up at the other end when somebody comes in and says, "Here's my piece of paper,"—a different piece of paper. They fill out a form, they write that security code on it, where they tell the clerk the security code and they get their money.

  The brand is very strong. It's so strong, when you think about the credibility, the security and integrity of the agent base. Well that's the same when you introduce money orders. People buy money orders. They put the money on the counter and leave with a piece of paper. We guarantee the payment.

  Over the years, the trust—and it's not just the regulatory trust, which is, "We'll keep this money in trust fund accounts," because we want to make sure every obligation is paid and guaranteeable and payable the moment the consumer leaves the drop-off point. So when money enters the system, we're guaranteeing the payment. The only risk we have is if that agent doesn't pay us for that $322. That's so small if you think about the risk.

  All our transactions get paid in a very short period of time. That's the nature of the business. If you think about the security of the network, all our products work against the brand that says that thing is guaranteeable. So, ValueLink cards—you use a card that has the Western Union brand on it, and we're guaranteeing those transactions. Now people in grocery stores and convenience stores say, "That says Western Union on it." I'll pay $20 for a card, because I know they're going to honor it.

  Now if you go longer-term, how huge can that stick rate in distribution network be? How high can the stick rate be? Payroll is being done on cards. Some have debit logos on them, only. Some have bank card and debit logos on them, so they can be used at any merchant in the world. But payroll is being distributed that way. That stick rate is going to be pretty healthy, if that's how you get paid. Just figure out those numbers—no matter how much the transaction is.

  For the people that want payroll distribution via agents, but not all the employees want cards—un-banked employee base. We allow our agents to print payroll at their local store on a money-order printer. So you have a money-order device that you sell money orders on, and we'll let you distribute your payroll on that device. The biggest cost or one of the biggest costs in payroll (check-payroll) is the distribution of paychecks overnight, with overnight mail. So here, you get up to the last minute to get the payroll run, you get last-minute distribution because the distribution messages are moving at the speed of light.

  To answer your question, is it ValueLink, is it a money order, is it a money-transfer? The stick rate will be based on the size of the transaction for the product you're offering, and what you're doing for the consumer at the other end. I know you'd like more exactness on if it's $20, how many do you do in $30? It's just a market and what we do as a company.

        D Banks: David Altman.

        David Altman: [inaudible] question. First, on the $138 billion worldwide market, is 5-10% compound annual growth rate over the next 5 years realistic? Second, for the super agents, can you share with us the benefits you garnered from taking equity stakes in Fexco and your Greek partner over the past [12] months?

        C Gold: I think it was a question on the $138 billion money-transfer. Was that the question?

        C Fote: Yes. He said it was a 5-10% growth rate in the market.

        C Gold: I think the market is growing at a faster pace. I think we'll see, depending upon various countries, what's going on, we'll see that growing. That we'll find out from the IMF when they put out the numbers. But we can see very solid growth.

        C Fote: But David, it would be fair to say, right Christina?, that you would take the immigration growth rate. That is probably how the market is growing, I would say.

        C Gold: That's right.

        C Fote: The other question was why do we invest in some of our super agents. Let me take it one at a time. First, some of it is monetizing on the agents that have started their businesses on shoelaces. Some of that is monetizing, and helping them continue to be very successful. Some of it is that we want ownership in those markets.

  To do it in the U.S. would be very difficult, because we are the super agent. So it would be like buying ourselves, again. We have 52,000 sub-agents in the U.S.. When you go overseas, there's 390+ super agents. There are select markets, and we want to make sure we have ownership presence for a very, very long time.

  We've done that in Greece. We own 25% of the Greek agents. We have two ownerships in Fexco. One is the agent and one is their dynamic currency conversion program platform. We love the company in Ireland as a partner. They're also in the foreign-exchange business. They're in dynamic currency conversion at the point of sale. So if you walk into Harrods in London and you swipe your card—your debit or credit card—it reads the stripe and it says, "This card is issued in the United States," Pounds Sterling and U.S. Dollars appear on the terminal. You pick the currency you want that transaction settled in. You get a receipt and the receipt says, "Here's the conversion rate that you just agreed to, and here's how it's going to appear on your statement." You walk out the door and that's it—the transaction's completed. We like that part of Fexco, too.

  We had a couple of reasons to get into the Fexco equity arrangement. That was for those two reasons. Large Western Union agent, and also, they were moving out on the FX at the point of sale. By the way—that product can obviously go to places where foreigners visit in the U.S.. Where there is a high concentration of foreigners. Like Las Vegas—it certainly has applications in Vegas. You can decide what currency you want to gamble in, I guess.

        D Banks: We've got time for just a couple more. In the back there?

        Craig: Craig Peckham with Jefferies. Regarding Mexico—to what extent was the really healthy transaction growth over the last two quarters price-driven? Just how sustainable is that kind of growth? Secondly, from a regulatory perspective, and the costs therein, how should we be thinking about the incremental costs related to some of the reporting changes that have been imposed on you by the State of New York and from FINCEN?

        C Fote: I'll take the last one—$5-10 million. That's the irony of having to pay fines. Where there was any slippage, the cost of making you the best of the best of the best is somewhere in the $5-10 million range.

        Craig: That's an annual number—right, Charlie?

        C Fote: Yes. I'm Sorry. That's an annual number; right.

        C Gold: Just in terms of Mexico, obviously we made adjustments about 12-18 months ago in terms of our pricing. We see large transaction growth, but we're also investing heavily in promotions, there. So there will be a sort of coming together of revenue and transaction growth rates.

        D Banks: Right here. Go ahead.

        D Godsey: Dirk Godsey from JP Morgan. Can you comment on the consumer-to-business segment of the market? Has this improved any from the first quarter? Comment on the update of the South Africa Office. Also, are we cleaned up now on the regulatory issues or should we expect to hear more on that front? Any difference in terms of timing or magnitude relative to advertising and marketing that might influence Western Union [inaudible]?

        C Gold: There were a lot of questions, there.

        D Banks: I think I got them all. Card trends. I think was the first one.

        C Fote: Card trends? Card segment trends—is that the question? I just couldn't hear it.

        D Godsey: Consumer-to-business.

        D Banks: I'm sorry.

        C Gold: In consumer-to-business, obviously we saw growth rates at about 11% in the first quarter. One of the things that we're seeing in our Quick Collect business is people are moving to check drafting. That's one of the reasons why we've acquired Paymap and ECG. We're really looking at other products that we can build into the C2B business.

  One of the things that we focus on very heavily on the C2B side is to really push the Western Union-branded products, and if we would extrapolate the non-branded Western Union out of ECG, our 11% growth rate would have been about 14% in the first quarter.

        D Banks: I think there's a question on South Africa in there, Charlie.

        C Fote: South Africa, we have an agent signed. It's going through the regulatory approval process. As I see it, it should be one that should go through the process very quickly. We're just waiting for the regulators to say yes or no.

        D Banks: Let's take one last question.

        [inaudible]: In that 12% market share, that you indicated for the world-wide remittance market can you go through the remaining market share? How much is fragmented players versus individuals sending money through the mail, per se. How has that segment that's sending money through the mail changed over the years? Or do you have any sense?

        C Fote: I'll give you a mail update. The problems you have with sending money in the mail is when it disappears. Believe me, the money disappears when it's leaving some of the ports in the U.S., before it arrives on the other side. Consumers who aren't sure they could be tracked or not. I don't mean money-launderers. I'm talking about just consumers that might not have all the right papers in the US. Those consumers never go to the authorities to say, "I'm so-and-so, and here's where I live, and here's the rest of my family; and someone took my money." So from that standpoint, any time you can have products that help the consumer and make sure the money shows up on the other end, consumers will pay for that at a fair price. They'll pay to know mom got the money.

  All that market is, if that's the other 88% of the market, and I know it isn't, but even if that's the other 88% of the market, that's a super opportunity for us. I'll just leave it there, because we're out of time.

        D Banks: Thanks, everyone.

        C Fote: Thanks a lot for coming.

        D Banks: Just a reminder. The Park Avenue exit for those taking the tours, please.

        C Fote: Thanks.

        [applause]

        [end of conference]